September 23, 2010

VIA FAX (703-813-6984) AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 10, 2010

Forms 10-Q for the quarters ended March 31 and June 30, 2010

Filed May 10, 2010 and August 6, 2010

Proxy Statement on Schedule 14A

Filed April 23, 2010

File No. 001-33099

Dear Mr. Gordon:

Set forth below are the Company’s responses to the comments of the staff of the Commission on our above-referenced filings set forth in your letter of September 9, 2010. For the convenience of the staff, we have restated in this letter in italics each of the comments. All references to page numbers in our responses correspond to the page numbers in our Form 10-K, Form 10-Q or Proxy Statement, as applicable. Capitalized terms used and not defined have the meanings given in the Form 10-K, Form 10-Q or Proxy Statement, as applicable.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.	We note your response to comment 1 in our letter dated July 19, 2010 and your proposed disclosure to provide greater detail on the purpose and function of your risk limits. Please expand your proposed disclosure to discuss whether you exceeded your set risk limits during the fiscal year. If so, please discuss how often and for how long you exceeded your limits. Also, please disclose how the RQA group addressed the risk levels in excess of existing limits and whether there were any permanent changes to your risk limits during the fiscal year. If there were permanent changes to your risk limits, please describe the changes and the basis for changing the risk limits. Confirm you will provide such disclosure in future filings.

The Company maintains a Cash Management Risk Committee, chaired by RQA that provides risk oversight and decision making for the cash management portfolios as well as a Cash Management Credit Risk Committee, which includes membership from RQA, our portfolio management group and credit research that reviews the issuer universe and creates a list of approved issuers and maturities.

The Committees set and monitor internal risk limits, including aggregate exposure limits and issuer maturity limits based on the characteristics of individual issuers. These risk limits are internal measures that act as indicators for RQA, credit analysts and portfolio management to identify positions that require further surveillance, discussion or escalation to a higher level of review within BlackRock; exceeding these limits does not constitute a violation of investment guidelines or regulatory measures established by Rule 2a-7 of the Investment Company Act of 1940. Daily, RQA, credit analysts and portfolio management evaluate the profile of the cash management portfolios to determine risk limits that have been exceeded.

From time to time the Company may exceed various internal risk limits, either at the time of a trade or as a result of a change in a risk limit that impacts an existing issuer position. Upon an internal risk limit being exceeded, RQA and a credit analyst discuss the exception with portfolio management to determine the action, if any, that should be taken. Unless an internal risk limit is significantly exceeded or if there are concerns about the creditworthiness of the issuer, the risk limit is generally allowed to correct itself by positions maturing over time while being continually monitored and assessed.

On occasion a portfolio manager will ask permission to temporarily exceed an internal risk limit because of an investment opportunity to purchase a certain security combined with an upcoming maturity. In these situations, the portfolio manager must receive permission from a credit analyst for the purchase to occur.

From time to time numerous changes to these internal risk limits may be made. For example, during the year it may be determined by the Cash Management Risk Committee that based on analysis of a specific issuer, the maturity limits on that issuer should be reduced from 90 days to 65 days. Such a change is not permanent and could change again in the future based on further analysis of the issuer.

The Company will supplement its disclosure in future filings in which cash management is discussed.

Form 10-Q for the quarter ended June 30, 2010

Condensed Consolidated Statements of Changes in Equity, page 5

2.	We note that you have recorded the net change in fair value of the consolidated CLOs’ assets and liabilities as net income (loss) attributable to non-controlling interests and as an adjustment to appropriated retained earnings. In future filings, please revise your presentation to present the fair value adjustment as a separate line item in your statements of changes in equity so that net income allocated to both the parent and non-controlling interests, respectively, agrees to the net income amounts reported on the statements of income.

Note 2, Significant Accounting Policies - Appropriated Retained Earnings, in Form 10-Q, states the following: “Subsequent to adoption of ASU 2009-17, the net change in the fair value of the CLOs’ assets and liabilities will be recorded as net income (loss) attributable to non-controlling interests and as an adjustment to appropriated retained earnings.”

As requested on the statements of changes in equity, we will add a new row line item titled “Net income attributable to non-controlling interests” to present the net change in the fair value of consolidated CLOs’ assets and liabilities. We will also reclassify the remaining net income balances that are attributable to non-controlling interests to this new row. In addition we will re-label the current row “Net income” to read “Net income attributable to BlackRock, Inc.”

These changes will result in the agreement of the amounts reported as “Net income attributable to BlackRock, Inc.” and “Net income attributable to non-controlling interests” between the statements of changes in equity and the statements of income.

Proxy Statement on Schedule 14A, filed April 23, 2010

3.	We note your response to comment 12 in our letter dated July 19, 2010. Please explain how the Company determines overall desired compensation amounts for executive officers. For example, please tell us when your MDCC make the determination of overall desired compensation and whether this determination occurs independently of the MDCC’s consideration of the amount to be paid under each element of executive compensation.

The overall desired compensation amounts for our executive officers are made on the basis of subjective judgments by our MDCC. As noted on pages 28 and 29 of our proxy, the MDCC takes into account overall company performance, each individual executive’s contribution to BlackRock’s success and competitive survey data from compensation consultants (Semler Brossy and McLagan Partners).

Compensation decisions for executive officers are made once annually with initial review beginning in December of each year. Final determinations of annual bonus compensation for that year, as well as equity awards (expected to be made from the Partner Plan in the future), are approved in January of the following year. This timing allows full-year results to be considered along with other non financial goals and objectives in the MDCC’s determination of compensation. As disclosed on page 28 of the proxy CD&A, the MDCC recognizes a portion of the prior LTIP awards in determining aggregate compensation amounts for executive officers. We expect this to continue to be the practice until all LTIP awards have been fully taken into account. As discussed on page 27, it is expected that annual Partner Plan awards will eliminate the need for episodic LTIP awards. Accordingly, it is expected that in the future the largest components of aggregate compensation, excluding only base salary, will be determined at the same time as the determination of overall desired compensation.

The Company will supplement the disclosure in its CD&A in future filings consistent with the foregoing.

*   *   *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach
Ann Marie Petach
Managing Director and Chief Financial Officer

Cc: Deloitte & Touche LLP

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